SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     -------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                              (Amendment No. 13)(1)


                              MICROSEMI CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, $.20 PAR VALUE
                         (Title of Class of Securities)


                                    595137100
                                 (CUSIP Number)


                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |X|  Rule 13d-1(b)

     |_|  Rule 13d-1(c)

     |_|  Rule 13d-1(d)


----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

--------------------                                       ---------------------
CUSIP No. 595137100               13G                      Page  2  of  5  Pages
--------------------                                       ---------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       WECHSLER & CO., INC.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
--------------------------------------------------------------------------------
    NUMBER OF SHARES     5     SOLE VOTING POWER
      BENEFICIALLY             1,014,093
        OWNED BY
          EACH
         PERSON
       REPORTING
          WITH
                         -------------------------------------------------------
                         6     SHARED VOTING POWER
                               Not Applicable
                         -------------------------------------------------------
                         7     SOLE DISPOSITIVE POWER
                               1,014,093
                         -------------------------------------------------------
                         8     SHARED DISPOSITIVE POWER
                               Not Applicable
--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,014,093
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.4%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON

       BD
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                Page 2 of 5 Pages

                                  SCHEDULE 13G

Item 1(a). Name of Issuer:

          MICROSEMI CORPORATION

Item 1(b). Address of Issuer's Principal Executive Offices:

          2830 S. Fairview Street
          Santa Ana, CA 92704

Item 2(a). Name of Person Filing:

          This Schedule 13G is filed on behalf of Wechsler & Co., Inc. (the "Reporting Person").

Item 2(b). Address of Principal Business Office or, If None, Residence:

          Suite 310
          105 South Bedford Road,
          Mount Kisco, New York  10549

Item 2(c). Citizenship:

          The Reporting Person is a New York corporation.

Item 2(d). Title of Class of Securities:

          Common Stock, par value $.20 per share.

Item 2(e). CUSIP Number:

          595137100

Item 3. Type of Reporting Person:

          (a) The Reporting Person is a broker/dealer registered under Section 15 of the Securities Exchange Act of 1934.

          (b)-(h): Not applicable


                                Page 3 of 5 Pages

Item 4. Ownership:

          (a)  Amount Beneficially Owned:

          As of December 31, 2000 the Reporting Person beneficially owned 1,014,093 shares of Common Stock of the Issuer.

          (b)  Percentage of Class:

               7.4%

          (c)  Number of Shares as to Which Such Person Has:

               (i)  sole power to vote or direct the vote:

                    1,014,093 shares of Common Stock.

               (ii) shared power to vote or direct the vote:

                    Not applicable.

               (iii) sole power to dispose or direct the disposition of:

                    1,014,093 shares of Common stock.

               (iv) shared power to dispose or direct the disposition of:

                    Not applicable.

Items 5-9. Not applicable.


                                Page 4 of 5 Pages

Item 10.                         Certification:

     By signing below, the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired or are held in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the Issuer of such securities, and were not acquired or are held in connection with or as a participant in any transaction having such purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 2, 2001

                                        WECHSLER & CO., INC.


                                        By: /s/ Norman J. Wechsler
                                           ------------------------------
                                                Norman J. Wechsler
                                                Chairman of the Board
                                                & President


                                Page 5 of 5 Pages